UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )

                            Cox Communications, Inc.
                                (Name of Issuer)

                 Class A Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                   224044 10 7
                            ----------- ------------
                                 (CUSIP Number)

                  Andrew A. Merdek, Esq., Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319 (404) 843-5564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 23, 2001
                     ------------------- ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         AMENDMENT NO. 4 TO SCHEDULE 13D

------------------------------------------------ ---------------------- --------------------------------------------

CUSIP No. 224044 10 7                                                   Page 2 of 17 Pages
------------------------------------------------ ---------------------- --------------------------------------------

-------------------- ----------------------------------------------------------------------------------------------------------

1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Cox Enterprises, Inc.
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                                                                                     Not
                                             Not Applicable                (b)
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3
                     SEC USE ONLY      SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

4                    SOURCE OF FUNDS*                                OO (See Item 3)

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) or 2(e)_____                             Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

6                    CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------

         NUMBER OF           7        SOLE VOTING POWER                            0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             8        SHARED VOTING POWER                          406,788,968 (Owned
                                      Indirectly)**
---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             9        SOLE DISPOSITIVE POWER                       0

---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER                     406,788,968 (Owned
                                      Indirectly)**
---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                   406,788,968 (Owned Indirectly)**

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                               Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                     Approximately 67.8%**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

14                    TYPE OF REPORTING PERSON* CO
-------------------- ----------------------------------------------------------------------------------------------------------

**  Includes  27,597,792  shares of Class A Common  Stock into which the Class C
Common Stock indirectly beneficially owned by Cox Enterprises,  Inc. ("CEI") may be converted at any time on a  share-for-share  basis.  Assuming the delivery to the holders of Exchangeable  Notes of 7,578,779  shares of Class A Common Stock, which is the maximum  number of shares  required to pay and discharge all of the
outstanding   Exchangeable   Notes,  CEI  would   indirectly   beneficially  own
399,210,189 shares of Class A Common Stock (including 27,597,792 shares of Class
A Common Stock into which the Class C Common Stock is convertible),  which would represent approximately 66.5% of the Class A Common Stock. (See Item 4).





                         AMENDMENT NO. 4 TO SCHEDULE 13D

------------------------------------------------ ---------------------- --------------------------------------------

CUSIP No. 224044 10 7                                                   Page 3 of 17 Pages
------------------------------------------------ ---------------------- --------------------------------------------

-------------------- ----------------------------------------------------------------------------------------------------------

1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Cox Holdings, Inc.
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                  Not Applicable          (b)
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

3                    SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

4                    SOURCE OF FUNDS*                                 OO (See Item 3)

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) or 2(e)_____                           Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

6                     CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware

-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------

         NUMBER OF           7        SOLE                                                                              VOTING
          SHARES                      POWER                                                                              0
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             8        SHARED VOTING POWER                             379,907,116**

---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             9        SOLE DISPOSITIVE POWER
                                                                                      0

---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER                       379,907,116**
---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                     379,907,116**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                     Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                               Approximately
                                                                               63.3%**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

14                    TYPE OF REPORTING PERSON*                                CO
-------------------- ----------------------------------------------------------------------------------------------------------

**  Includes  25,696,470  shares of Class A Common  Stock into which the Class C
Common Stock beneficially owned by Cox Holdings, Inc. ("CHI") may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes
25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CHI may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis. Assuming the delivery to the holders of the Exchangeable Notes of 7,578,779 shares of Class A Common
Stock, which is the maximum number of shares required to pay and discharge all of the outstanding Exchangeable Notes, CHI would beneficially own 372,328,337 shares of Class A Common Stock (including 25,696,470 shares of Class A Common
Stock into which the Class C Common Stock is convertible), which would represent approximately 62.0% of the Class A Common Stock. (See Item 4).





                         AMENDMENT NO. 4 TO SCHEDULE 13D

------------------------------------------------ ---------------------- --------------------------------------------

CUSIP No. 224044 10 7                                                   Page 4 of 17 Pages
------------------------------------------------ ---------------------- --------------------------------------------

-------------------- ----------------------------------------------------------------------------------------------------------

1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Cox DNS, Inc. (formerly
                     Cox
                     Discovery, Inc.)

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                        Not Applicable    (b)
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

3                    SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

4                    SOURCE OF FUNDS*                                       OO (See Item 3)

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) or 2(e)_____                               Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

6                    CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------

         NUMBER OF           7        SOLE VOTING POWER                              0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             8        SHARED VOTING POWER
                                      26,881,852**
---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             9        SOLE DISPOSITIVE POWER                             0

---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER                           26,881,852**
---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                         26,881,852**

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                  Approximately
                                                                                  4.5%**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

14                   TYPE OF REPORTING PERSON*  CO
-------------------- ----------------------------------------------------------------------------------------------------------

** Includes 1,901,322 shares of Class A Common Stock into which the Class C
Common Stock beneficially owned by Cox DNS, Inc. (formerly Cox Discovery, Inc.)
("CDNS") may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes 1,901,322 shares of Class A Common Stock into which the Class
C Common Stock beneficially owned by CDNS may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A
Common Stock into which the Class C Common Stock beneficially owned by the Cox
Corporations may be converted at any time on a share-for share basis.





                         AMENDMENT NO. 3 TO SCHEDULE 13D

------------------------------------------------ ---------------------- --------------------------------------------

CUSIP No. 224044 10 7                                                   Page 5 of 17 Pages
------------------------------------------------ ---------------------- --------------------------------------------

-------------------- ----------------------------------------------------------------------------------------------------------

1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   Cox Investment Company,  Inc.

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                           Not Applicable (b)

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

3                    SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

4                    SOURCE OF FUNDS*  OO (See Item 3)
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) or 2(e)_____   Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

6                     CITIZENSHIP OR PLACE OF ORGANIZATION       Delaware

-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------

         NUMBER OF           7        SOLE VOTING POWER                             0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             8        SHARED VOTING POWER                          26,881,852 (Owned
                                      Indirectly)**
---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             9        SOLE DISPOSITIVE POWER                        0

---------------------------- -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             10       SHARED DISPOSITIVE POWER                    26,881,852 (Owned Indirectly)**
---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     26,881,852 (Owned Indirectly)**

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                    Approximately
                                                                                    4.5%**
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

14                     TYPE OF REPORTING PERSON* CO
-------------------- ----------------------------------------------------------------------------------------------------------

**  Includes  1,901,322  shares of Class A Common  Stock  into which the Class C
Common Stock  indirectly  beneficially  owned by Cox  Investment  Company,  Inc.
("CICI") may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes 1,901,322 shares of Class A Common Stock into which the Class
C Common Stock beneficially owned by CICI may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A
Common Stock into which the Class C Common Stock  beneficially  owned by the Cox
Corporations may be converted at any time on a share-for share basis.


Amendment No. 4 to Schedule 13D                                     Page 6 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


     CEI, CDNS, CHI and CICI (collectively, the "Cox Corporations") hereby amend their joint filing on Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on January 27, 1995), and amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 18, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995) and Amendment No. 3 to Schedule 13D (filed with the Commission on July 1, 1996) (the original joint filing on Schedule 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D and this Amendment No. 4 (this "Amendment") to Schedule 13D, are collectively referred to herein as the "Schedule 13D"), with respect to their beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), issued by Cox Communications, Inc., a Delaware corporation (the "Company").

Item 1.  Security and Issuer

     The title of the class of equity securities to which the Schedule 13D relates is the Class A Common Stock.

     The address of the principal executive offices of the Company is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

Item 2.  Identity and Background

     This Amendment is being filed by the Cox Corporations. Anne Cox Chambers and Barbara Cox Anthony, who ultimately control the Cox Corporations, are filing separate amendments to their separate filings on Schedule 13D. (See Item 4).

     All of the Cox Corporations are incorporated in the State of Delaware. The principal businesses of CEI are publishing, broadband communications, broadcasting and automobile auctions. CDNS, CHI and CICI are holding companies. (See Item 4). The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

     The directors and executive officers of CEI, CDNS, CHI and CICI (including Anne Cox Chambers and Barbara Cox Anthony) are set forth on Schedules I through IV, respectively, and incorporated herein by reference. These Schedules set forth the following information with respect to each such person:

Amendment No. 4 to Schedule 13D                                     Page 7 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


                  (i)      name;
                  (ii)     residence or business address; and
                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this Amendment, all of the individuals listed in Schedules I through IV are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     The consideration paid by the Initial Purchasers (as defined below) to CEI on February 23, 2001 (the "First Closing") was $439,875,000 pursuant to the Purchase Agreement (as defined below). Additionally, on March 15, 2001 (the
"Second Closing"), the Initial Purchasers paid consideration of $8,831,000 to CEI.

Item 4.  Purpose of Transaction

     This Amendment is being filed to report the issuance by CEI of $459,000,000 aggregate principal amount of its 2% Exchangeable Senior Notes due 2021 (the
"Exchangeable Notes") pursuant to a purchase agreement (the "Purchase Agreement"), dated February 15, 2001, by and among CEI and Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, ABN AMRO Rothschild LLC, Fleet Securities, Inc., J.P. Morgan Securities Inc. and SG Cowen Securities Corporation (collectively, the "Initial Purchasers"). CEI issued $450,000,000 aggregate principal amount of the Exchangeable Notes at the First Closing.

Amendment No. 4 to Schedule 13D                                     Page 8 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.

issued an additional $9,000,000 aggregate principal amount of the Exchangeable Notes at the Second Closing to cover over-allotments.

     Pursuant to the terms of the Fourth Supplemental Indenture, dated as of February 23, 2001, by and between CEI and The Bank of New York, as Trustee (the "Fourth Supplemental Indenture"), at any time before the close of business on February 15, 2021, holders of the Exchangeable Notes may exchange each $1,000 principal amount of their Exchangeable Notes into 16.5115 shares of Class A Common Stock, subject to adjustment upon the occurrence of certain events. Upon exchange, CEI may deliver shares of the Class A Common Stock or cash based on the value of such shares.

     CEI may redeem some or all of the Exchangeable Notes for cash at any time on or after February 18, 2003 at a price equal to 100% of the principal amount of the Exchangeable Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

     Holders of the Exchangeable Notes may require CEI to purchase all or a portion of the outstanding principal amount of the Exchangeable Notes on February 15, 2002, February 15, 2003, February 15, 2004, February 15, 2005, February 15, 2006, February 15, 2011 and February 15, 2016 at a price equal to 100% of the portion of the outstanding principal amount of the Exchangeable Notes to be purchased plus accrued and unpaid interest to, but excluding, the purchase date. CEI will pay cash for all Exchangeable Notes purchased on February 15, 2002, and on each other purchase date, CEI will have the option to deliver shares of Class A Common Stock of the Company or cash based on the value of such shares.

     CEI is the holder of (i) all of the outstanding capital stock of CHI, which directly beneficially owns approximately 63.3% of the Class A Common Stock, and
(ii) all of the outstanding capital stock of CICI, which directly owns all of the outstanding capital stock of CDNS, which in turn directly beneficially owns approximately 4.5% of the Class A Common Stock (including for the purposes of these calculations the 27, 597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis). Therefore, CEI indirectly exercises beneficial ownership over an aggregate of approximately 67.8% of the Class A Common Stock.

There are 605,463,951 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and

Amendment No. 4 to Schedule 13D                                     Page 9 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


(iv) 279 individuals and trusts exercise beneficial ownership over the remaining 7,328,364 shares (1.2%).
Amendment No. 4 to Schedule 13D

     Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.8%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 67.8% of the Class A Common Stock.

     Assuming the delivery to the holders of the Exchangeable Notes of 7,578,779 shares of Class A Common Stock beneficially owned by CHI, which is the maximum number of shares required to pay and discharge all of the outstanding Exchangeable Notes, CHI would beneficially own 372,328,337 shares of Class A Common Stock (including 25,696,470 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 62.0% of the Class A Common Stock. For the purpose of determining the percent of the Class A Common Stock, the numerator includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CHI may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis.



     Assuming the delivery to the holders of the Exchangeable Notes of 7,578,779 shares of Class A Common Stock, which is the maximum number of shares required to pay and discharge all of the outstanding Exchangeable Notes, CEI would indirectly beneficially own 399,210,189 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 66.5% of the Class A Common Stock.

     Until such time, if any, as CEI shall have delivered shares of Class A Common Stock to the holders of the Exchangeable Notes pursuant to the terms of the Fourth Supplemental Indenture, CEI will retain all ownership rights with respect to the shares of Class A Common Stock held by it (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof).

Amendment No. 4 to Schedule 13D                                    Page 10 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.

CEI has also entered into a Registration Rights Agreement dated as of February 23, 2001 (the "Registration Rights Agreement"), among the Initial Purchasers, the Company and CEI. Under the Registration Agreement and the Purchase Agreement, CEI has agreed, among other things, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or cause to be filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to any shares of Class A Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 45 days after the date of the Purchase Agreement without the prior written consent of certain of the Initial Purchasers, subject to certain exceptions. Under the Registration Rights Agreement, the Company has agreed to file a registration statement under the Securities Act with respect to shares of Class A Common Stock deliverable to the holders of the Exchangeable Notes pursuant to the Fourth Supplemental Indenture.



     The foregoing description of the Purchase Agreement, Registration Agreement and Fourth Supplemental Indenture is qualified in its entirety by reference to copies of such agreements, which are included herewith as Exhibits 7.05 through 7.07, respectively, and are specifically incorporated herein by reference.

     Other than the above-mentioned transactions, none of the Cox Corporations nor, to the best knowledge of the persons filing this Schedule 13D, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j). The Cox Corporations understand that any of their respective executive officers and directors that hold shares of the Company's Class A Common Stock do so for investment purposes.

     The Cox Corporations, their respective executive officers and directors, Anne Cox Chambers and Barbara Cox Anthony intend to review continuously the Company's business affairs and general industry and economic conditions. Based on such review, these entities and individuals may, from time to time, determine to increase their ownership of Class A Common Stock or to sell all or any portion of their holdings in the Company.

Item 5.  Interest in Securities of the Issuer

     (a) See Items 11 and 13 of the cover pages for the aggregate number and percentage of Class A Common Stock beneficially owned by each of the Cox Corporations.

Amendment No. 4 to Schedule 13D                                    Page 11 of 28
Cox Enterprises, Inc.
Cox Communications, Inc.


     Mrs. Chambers indirectly beneficially owns 406,788,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time). As of February 28, 2001, there was an aggregate of 572,528,517 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Chambers is the indirect beneficial owner of approximately 67.8% of the Class A Common Stock.

     Mrs. Anthony indirectly beneficially owns 406,788,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time). As of February 28, 2001, there was an aggregate of 572,528,517 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock may be converted at any time) issued and outstanding. Accordingly, Mrs. Anthony is the indirect beneficial owner of approximately 67.8% of the Class A Common Stock.



     The Cox Corporations have been informed that the following executive officers and directors of the Cox Corporations beneficially own shares of the Company's Class A Common Stock:

                  David E. Easterly                            4,000
                  James C. Kennedy                            78,400
                  Robert C. O'Leary                           18,176

Each of the individuals listed above beneficially owns less than one percent of the Class A Common Stock.

     (b) See Items 7 and 9 of the cover pages for the number of shares of Class A Common Stock beneficially owned by each of the Cox Corporations as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

     Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 406,788,968 shares of Class A Common Stock (including 27,597,792

Amendment No. 4 to Schedule 13D                                    Page 12 of 23
Cox Enterprises, Inc.
Cox Communications, Inc.

shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).


     The number of shares set forth above as beneficially owned by the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony does not include any shares beneficially owned by any person listed on Schedules I through IV hereto for his or her personal investment account. The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony expressly disclaim beneficial ownership of all such shares owned by all such persons and are not a party to any agreement or arrangement of any kind with any such persons with respect to the acquisition, holding, voting or disposition of any such shares of Class A Common Stock or any shares of Class A Common Stock that they beneficially own.

     Except as indicated in Item 5(a), the Cox Corporations understand that the executive officers and directors listed in Item 5(a) above have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of the number of shares of Class A Common Stock that they beneficially own.

     (c) None of the Cox Corporations nor, to the best knowledge of the persons filing this Schedule 13D, any of their respective executive officers and directors, Anne Cox Chambers or Barbara Cox Anthony have effected any open-market transactions in the Class A Common Stock during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  To the best knowledge of the persons filing this Schedule 13D, other than the agreements described in Item 4 and filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company among the Cox

Amendment No. 4 to Schedule 13D                                    Page 13 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.

Corporations, their respective executive officers and directors, Mrs. Chambers or Mrs. Anthony or between any of such persons and any other person which are required to be described under Item 6 of Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

  Exhibit 7.05 Purchase  Agreement , dated  as of February  15 ,  2001 , by and between CEI and Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, ABN AMRO Rothschild LLC, Fleet Securities, Inc., J.P. Morgan Securities Inc. and SG Cowen Securities Corporation.

 Exhibit 7.06  Registration  Agreement  dated, as of February 23, 2001,  among
               the Initial  Purchasers,  the  Company and CEI (Incorporated   by
               reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, as filed with the Commission on March 8, 2001).

  Exhibit 7.07 Fourth Supplemental  Indenture,  dated as of February 23, 2001, by and between CEI and The Bank of New York, as Trustee.

  Exhibit 7.08 Joint Filing Agreement dated January 29, 1995, among CEI,   CHI,
               CDNS and ICI (Incorporated by reference to Exhibit 7.02 to the Cox Corporations' Schedule 13D, as filed with the Commission on January 27, 1995).

Amendment No. 4 to Schedule 13D                                    Page 14 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            COX ENTERPRISES, INC.


April 27, 2001                      By:     /s/ Andrew A. Merdek
-------------------                         ------------------------------------
         Date                               Andrew A. Merdek

Amendment No. 4 to Schedule 13D                                    Page 15 of 17
Cox Holdings, Inc.
Cox Communications, Inc.


                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            COX HOLDINGS, INC.


April 27, 2001                      By:      /s/ Andrew A. Merdek
-------------------                         ------------------------------------
      Date                                      Andrew A. Merdek

Amendment No. 4 to Schedule 13D                                    Page 16 of 17
Cox DNS, Inc.
Cox Communications, Inc.


                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            COX DNS, INC.


April 27, 2001                      By:     /s/ Andrew A. Merdek
-------------------                         ------------------------------------
         Date                               Andrew A. Merdek

Amendment No. 4 to Schedule 13D                                    Page 17 of 17
Cox Investment Company, Inc.
Cox Communications, Inc.


                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            COX INVESTMENT COMPANY, INC.


April 27, 2001                      By:     /s/ Andrew A. Merdek
-------------------                         ------------------------------------
         Date                               Andrew A. Merdek

Amendment No. 4 to Schedule 13D
Schedules

                                   Schedule I
                              Cox Enterprises, Inc.
                        Executive Officers and Directors

                 Name and Address of Corporation or other Organization in which

Name                                Business Address          Principal Occupation      Employed
----                                -----------------         --------------------      ------------------

James C. Kennedy*                   Cox Enterprises, Inc.     Chairman of the Board     Cox Enterprises, Inc.
                                    1400 Lake Hearn Drive     and Chief Exec. Officer   1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

David E. Easterly*                  Cox Enterprises, Inc.     Vice Chairman             Cox Enterprises,Inc.
                                    1400 Lake Hearn Drive                               1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

G. Dennis Berry                     Cox Enterprises, Inc.     President and Chief       Cox Enterprises, Inc.
                                    1400 Lake Hearn Drive     Operating Officer         1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

Robert C. O'Leary*                  Cox Enterprises, Inc.     Exec. Vice President      Cox Enterprises,Inc.
                                    1400 Lake Hearn Drive     and Chief Financial       1400 Lake Hearn Drive
                                    Atlanta, GA 30319         Officer                   Atlanta, GA 30319

Timothy M. Hughes                   Cox Enterprises, Inc.     Senior Vice President     Cox Enterprises, Inc.
                                    1400 Lake Hearn Drive     Administration            1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

Barbara C. Anthony*                 Cox Enterprises, Inc.     Vice President            Cox Enterprises,Inc.
                                    1400 Lake Hearn Drive                               1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

Anne C. Chambers*                   Cox Enterprises, Inc.     Vice President            Cox Enterprises, Inc.
                                    1400 Lake Hearn Drive                               1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

Scott A. Hatfield                   Cox Enterprises, Inc      Vice President and        Cox Enterprises, Inc.
                                    1400 Lake Hearn Drive     Chief Information         1400 Lake Hearn Drive
                                    Atlanta, GA 30319         Officer                   Atlanta, GA 30319

Marybeth H. Leamer                  Cox Enterprises, Inc.     Vice President            Cox Enterprises,Inc.
                                    1400 Lake Hearn Drive     Human Resources           1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

John C. Williams                    Cox Enterprises, Inc.     Vice President            Cox Enterprises, Inc.
                                    1400 Lake Hearn Drive     Marketing &               1400 Lake Hearn Drive
                                    Atlanta, GA 30319         Communications            Atlanta, GA 30319


                        Name and Address of Corporation or other Business or Organization in which

Name                                Residence Address         Principal Occupation      Employed
----                                -----------------         --------------------      ------------------

Andrew A. Merdek                    Cox Enterprises, Inc.     Vice President            Cox Enterprises, Inc.
                                    1400 Lake Hearn Drive     Legal Affairs             1400 Lake Hearn Drive
                                    Atlanta, GA 30319         and Secretary             Atlanta, GA 30319

Thomas B. Whitfield                 Cox Enterprises, Inc.     Vice President -          Cox Enterprises, Inc.
                                    1400 Lake Hearn Drive     Direct Marketing          1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

Alexander V. Netchvolodoff          Cox Enterprises, Inc.     Vice President            Cox Enterprises, Inc.
                                    1400 Lake Hearn Drive     Public Policy             1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

Richard J. Jacobson                 Cox Enterprises, Inc.     Vice President &          Cox Enterprises, Inc.
                                    1400 Lake Hearn Drive     Treasurer                 1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

Preston B. Barnett                  Cox Enterprises, Inc.     Vice President, Tax       Cox Enterprises,Inc.
                                    1400 Lake Hearn Drive                               1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

John C. Mellott                     Cox Enterprises, Inc.     Vice President            Cox Enterprises,Inc.
                                    1400 Lake Hearn Drive     Business Development      1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

Michael J. Mannheimer               Cox Enterprises, Inc.     Vice President            Cox Enterprises,Inc.
                                    1400 Lake Hearn Drive     Materials Management      1400 Lake Hearn Drive
                                    Atlanta, GA 30319                                   Atlanta, GA 30319

Arthur M. Blank                     Cox Enterprises, Inc.     Director                  The Home Depot, Inc.
                                    1400 Lake Hearn Drive                               2455 Paces Ferry Road
                                    Atlanta, GA 30319                                   Atlanta, GA 30339

Thomas O. Cordy                     3770 Village Drive    Director Retired President and The Maxxis Group, Inc.
                                    Atlanta, GA 30331     Chief Executive Officer

Carl R. Gross                       5895 Winterthur Ridge              Director         Retired Sen. Vice Pres.
                                    Atlanta, GA 30328                                   and Chief Admin. Officer

Ben F. Love                         Cox Enterprises, Inc.              Director         Chase Bank of Texas
                                    1400 Lake Hearn Drive                               600 Travis Street
                                    Atlanta, GA 30319                                   Houston, TX 77252






                          Corporation or other Business or Organization in which

Name                                Residence Address         Principal Occupation      Employed
----                                -----------------         --------------------      ------------------
Paul J. Rizzo                       Cox Enterprises, Inc.     Director                  Franklin Street Partners
                                    1400 Lake Hearn Drive     Retired Vice Chairman,    6330 Quadrangle Drive
                                    Atlanta, GA 30319         IBM Corporation           Chapel Hill, NC 27514
*        Also a Director





                                   Schedule II
                               Cox Holdings, Inc.
                        Executive Officers and Directors


     Name and Address of Corporation or other Business or Principal Occupation Organization in which

Name                       Residence Address         or Employment                      Employed
----                       -----------------         ------------------                 ------------------

G. Dennis Berry*           President                 President and Chief                Cox Enterprises, Inc.
                           Cox Holdings, Inc.        Operating Officer                  1400 Lake Hearn Drive
                           1400 Lake Hearn Drive                                        Atlanta, GA 30319
Atlanta, GA 30319

Preston B. Barnett         Vice President            Vice President, Tax                Cox Enterprises,Inc.
                           Cox Holdings, Inc.                                           1400 Lake Hearn Drive
                           1400 Lake Hearn Drive                                        Atlanta, GA 30319
                           Atlanta, GA 30319

John C. Mellott*           Vice President            Vice President                     Cox Enterprises, Inc.
                           Cox Holdings, Inc.        Business Development               1400 Lake Hearn Drive
                           1400 Lake Hearn Drive                                        Atlanta, GA 30319
                           Atlanta, GA 30319


Andrew A. Merdek*          VicePresident & Secretary Vice President,                    Cox Enterprises, Inc.
                           Cox Holdings, Inc.        Legal Affairs                      1400 Lake HearnDrive
                           1400 Lake Hearn Drive     and Secretary                      Atlanta, GA 30319
                           Atlanta, GA 30319

Richard J. Jacobson        Treasurer                 Vice President and                 Cox Enterprises,Inc.
                           Cox Holdings, Inc.        Treasurer                          1400 Lake Hearn Drive
                           1400 Lake Hearn Drive                                        Atlanta, GA 30319
                           Atlanta, GA 30319

*        Also a Director





                                  Schedule III
                                  Cox DNS, Inc.
                        Executive Officers and Directors



         Name and Address of Corporation or other Business or Principal Occupation Organization in which

Name                       Residence Address         or Employment                      Employed
----                       -----------------         ------------------                 ------------------

Robert C. O'Leary*         President                 Exec. Vice President               Cox Enterprises,Inc.
                           Cox DNS, Inc.             and Chief Financial                1400 Lake Hearn Drive
                           1400 Lake Hearn Drive     Officer                            Atlanta, GA 30319
                           Atlanta, GA 30319

Preston B. Barnett         Vice President            Vice President, Tax                Cox Enterprises,Inc.
                           Cox DNS, Inc.                                                1400 Lake Hearn Drive
                           1400 Lake Hearn Drive                                        Atlanta, GA 30319
                           Atlanta, GA 30319

John C. Mellott*           Vice President            Vice President                     Cox Enterprises, Inc.
                           Cox DNS, Inc.             Business Development               1400 Lake Hearn Drive
                           1400 Lake Hearn Drive                                        Atlanta, GA 30319
                           Atlanta, GA 30319

Andrew A. Merdek* Secretary                          Vice President,                    Cox Enterprises, Inc.
                           Cox DNS, Inc.             Legal Affairs                      1400 Lake Hearn Drive
                           1400 Lake Hearn Drive     and Secretary                      Atlanta, GA 30319
                           Atlanta, GA 30319

Richard J. Jacobson        Treasurer                 Vice President and                 Cox Enterprises,Inc.
                           DNS, Inc.                 Treasurer                          1400 Lake Hearn Drive

*        Also a Director





                                   Schedule IV
                          Cox Investment Company, Inc.
                        Executive Officers and Directors



   Name and Address of Corporation or other Business or Principal Occupation Organization in which

Name                       Residence Address                  or Employment             Employed
----                       -----------------                  ------------------        ------------------

G. Dennis Berry*           President                          President and Chief       Cox Enterprises, Inc.
                           Cox Investment Company, Inc.       Operating Officer         1400 Lake Hearn Drive
                           1400 Lake Hearn Drive                                        Atlanta, GA 30319
                           Atlanta, GA 30319

Preston B. Barnett         Vice President.                    Vice President, Tax       Cox Enterprises, Inc.
                           Cox Investment Company, Inc.                                 1400 Lake Hearn Drive
                                                                                        Atlanta, GA 30319

Andrew A. Merdek*          Secretary                          Vice President            Cox Enterprises, Inc.
                           Cox Investment Company, Inc.       Legal Affairs,            1400 Lake Hearn Drive
                           1400 Lake Hearn Drive              and Secretary             Atlanta, GA 30319
                           Atlanta, GA 30319

Richard J. Jacobson        Treasurer                          Vice President and        Cox Enterprises,Inc.
                           Cox Investment Company, Inc.       Treasurer                 1400 Lake Hearn Drive
                                                                                        Atlanta, GA 30319

John C. Mellott            Director                           Vice President            Cox Enterprises, Inc.
                           Cox Investment Company, Inc.       Business Development      1400 Lake Hearn Drive
                           Atlanta, GA 30319                                            Atlanta, GA 30319



*        Also a Director